Exhibit 99.1

StoneRiver Adds New State Compliance Manager Software

Module manages state forms for compliance, with regulatory and statutory reporting standards

Holon, Israel and Denver, CO – April 7, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc., a trusted insurance technology partner with solutions across multiple business lines, has announced the addition of a State Compliance Manager module for the eFreedom® annual statement system. The State Compliance Manager offers convenience and time-savings as it manages state forms for compliance, with regulatory and statutory reporting standards.

Nearly 80 companies have opted for the State Compliance Manager and benefited from cost-effective, efficient ways of managing steadily increasing regulatory and compliance demands. With the StoneRiver software, insurers:

•	Receive details about required filings (number of copies required, etc.)
•	Possess a full calendar of all state and NAIC due dates
•	Benefit from automatic time monitoring. StoneRiver monitors online state-provided forms and instructions and notifies clients of changes
•	Save time and effort by keeping all state filing materials in one place
•	Can populate company and statement data from annual and quarterly statements

“StoneRiver is dedicated to accelerating the annual statement preparation process by automating tasks wherever possible to make it easier,” said StoneRiver vice president Julie Kramer. “The new State Compliance Manager offers significant help in managing the process more effectively and efficiently.”

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com